DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR NOVEMBER 10, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable





                             FORM 27

              MATERIAL CHANGE REPORT UNDER SECTION 85(1)
               OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    November 10, 2003

3.  Press Release
    -------------

    November 10, 2003

4.  Summary of Material Change
    --------------------------
Vancouver, BC November 2003,   DynaMotive Energy Systems Corporation
(DynaMotive) (OTCBB: DYMTF) and the Municipality of Greenstone in northwestern Ontario announced today that they have entered into a Memorandum of Understanding for the development of a number of BioOil plants in the greater Greenstone municipal area. The MOU also contemplates that a BioOil facility feasibility analysis in furtherance of the development of a first facility is under way. The MOU was ratified by the Greenstone Municipality by Mr. R. Sinclair, chief administrative officer for the municipality and by Mr. Andrew Kingston, President & CEO of DynaMotive Energy Systems Corporation at the Nakina Heritage Corporation offices.

The initial focus of the MOU and the BioOil facility analysis being undertaken is to develop value-added opportunities from residue generated from forestry operations through the application of DynaMotive's technology. Scoping analysis will also address the possibility of using BioOil for power generation by making use of Magellan Aerospace Corporation, Orenda division
technologies.    Longer-term initiatives utilizing other biomass resources
and addressing district heating are also envisioned.

DynaMotive and Greenstone Municipality have undertaken to evaluate biomass availability, energy requirements and the capacity to integrate the production of BioOil to meet energy requirements within the municipality and to establish biomass resources as an asset base for future development of BioOil production. This may include energy generation facilities in partnership with community stakeholders and additional industrial interests.

5.  Full Description of Material Change
    -----------------------------------


    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 10th day of November, 2003


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman









IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release-November 10, 2003

 DynaMotive and Municipality of Greenstone Partner for Development of BioOil
                                  Plants
 BioOil Facility Opportunity and Scoping Analysis for 100TPD Combined Heat
                         and Power Project Launched

Vancouver, BC November 2003,   DynaMotive Energy Systems Corporation
(DynaMotive) (OTCBB: DYMTF) and the Municipality of Greenstone in northwestern Ontario announced today that they have entered into a Memorandum of Understanding for the development of a number of BioOil plants in the greater Greenstone municipal area. The MOU also contemplates that a BioOil facility feasibility analysis in furtherance of the development of a first facility is under way. The MOU was ratified by the Greenstone Municipality by Mr. R. Sinclair, chief administrative officer for the municipality and by Mr. Andrew Kingston, President & CEO of DynaMotive Energy Systems Corporation at the Nakina Heritage Corporation offices.

The initial focus of the MOU and the BioOil facility analysis being undertaken is to develop value-added opportunities from residue generated from forestry operations through the application of DynaMotive's technology. Scoping analysis will also address the possibility of using BioOil for power generation by making use of Magellan Aerospace Corporation, Orenda division
technologies.    Longer-term initiatives utilizing other biomass resources
and addressing district heating are also envisioned.

DynaMotive and Greenstone Municipality have undertaken to evaluate biomass availability, energy requirements and the capacity to integrate the production of BioOil to meet energy requirements within the municipality and to establish biomass resources as an asset base for future development of BioOil production. This may include energy generation facilities in partnership with community stakeholders and additional industrial interests.

Commenting on the MOU, Mr. Kingston said, "We are honored to have been selected by the Municipality of Greenstone as the technology of choice for the development of BioOil production facilities. DynaMotive is committed to establishing value-added opportunities through the application of its technology in the region. I would like to extend my thanks to Mr. Harry Kelly and all those who assisted in the Greenstone Municipality for their vote of confidence in DynaMotive."

Dr. Luc C Duchesne, Chief Forester for DynaMotive added, "The community of Greenstone and environs are becoming a showcase for economic development in thousands of forest and rural communities in Canada and abroad. Economic development in Greenstone is limited by the community's need for reliable and renewable energy. Development of BioOil plants in the Greenstone area will pave the road for industrial development and economic security by adding stability to the current industrial activities. By assisting the forest industry in securing cost-effective sources of energy, and reducing the cost of waste disposal, Greenstone will help mitigate and offset the economic damage caused by the lower US dollar, the high cost of energy, and the lumber tariffs imposed on the Canadian softwood exports to the US. In addition, by creating a positive local energy balance, Greenstone will open the door to new industrial opportunities that require cost effective energy and a skilled labor force. DynaMotive's business strategy applies to many other communities that are dependant on the forest industry for their economic stability. "
Mr. Harry Kelly, Director of Economic Development for Greenstone emphasized, "DynaMotive's technology will become the cornerstone to a number of local initiatives that should create sustainable employment and wealth in our community by creating a strong and flexible platform for value-added expansion. We owe this development in part to a recent "Greenstone 20/20" conference that put together community stakeholders with Mr. Kingston and Dr. Duchesne and to an earlier conference called "Wild Things" to which Dr.
Duchesne was a keynote speaker.   Funding agencies from both the provincial
and federal levels have shown a high level of support for the construction of BioOil plants using DynaMotive's technology."

The development is part of DynaMotive's commercial strategy of establishing BioOil producing partnerships in Canada and the United States with biomass producers, operators and investors. Commercial exploitation of DynaMotive patented technology would enable biomass residues to establish as above ground oil reserves of BioOil. Prospecting, exploration, production and depletion risks not being a factor as the reserves of biomass are known and renewable. DynaMotive is currently developing its first commercial plant, which is expected to be commissioned in the second quarter of 2004.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel known as BioOil and char, establishing such residues as renewable and environmentally friendly energy reserves.

The Municipality of Greenstone was created in January 2001 and is an amalgamation of the former townships of Beardmore and Nakina, the towns of Geraldton and Longlac, and the communities of Caramat, Jellicoe, Orient Bay and MacDiarmid. The Municipality's local economy is mainly based on natural resources. This project is one of the initiatives that the Municipality is developing to assist in diversifying the regional economy.

For more information on the Municipality of Greenstone, please call:
Tel: 807-854-1100
Fax: 807-854-1947
www.greenstoneontario.ca

For more information on DynaMotive, please call:
Corporate Communications       Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005           Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                  Managing Director
Tel: (44) 0207 550 3872        Fax:  (44) 0207 409 2304

or US  enquiries, contact:
James Acheson                  Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900            Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.